December 19, 2005

Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Attn: Jorge Bonilla, Senior Staff Accountant

RE:	BrandPartners Group, Inc. (the “Company”) Form 10-K for the Year Ended
December 31, 2004
Form 10-Q for the Quarterly Periods Ended March 31, 2005 and June 30, 2005
File No. 00-16530

Dear Mr. Bonilla:

On behalf of the Company, we enclosed responses that correspond directly to the numbered comments in the Commission’s letter of December 1, 2005.

Form 10-K for the Fiscal Year Ended December 31, 2004

1.
Your response to our prior comment does not appear to address directly or completely our request for additional information relating to your analysis of SFAS 131. Please address the following additional comments relating to your conclusion that you have only one reportable segment:

•
Please clarify to us, using each of the specific characteristics set forth in paragraph 10 of FAS 131, how you determined that your Merchandising, Creative and Design/Build business units are not operating segments.

Response: Our customers are financial institutions, namely banks and credit unions. This is our only market at the present time. There is one set of resources within the Company, which are used to fulfill the needs of these customers. Our marketing effort is directed at the financial services marketplace, not on our product and service offerings. A “menu” of product/service offerings is provided to our customers to meet their needs.

To respond to the definitions located in Paragraph 10 of FAS 131:

10.	“An operating segment is a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),. . .”

We work with one market earning revenues and incurring expenses at a corporate level. The Company’s product offerings use one set of resources within the Company. The support structure is integrated in such a way that the customer sees only the Company as a whole and not the individual pieces.

“b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and. . .”

There is one set of resources used within the Company to support its product and service offerings. The Company’s “chief operating decision maker” views the structure of the Company as a single operating entity.

“c.	For which discrete financial information is available.”

Because the Company has one set of resources, discrete financial information for each of the products and services would have to be done on an allocation basis. The complexities of the Company’s operations are such that any such allocation would be more arbitrary than exact, and the results would not be meaningful to readers of the financial statements.

•
We note your assertion that your operating segments exhibit similar long-term financial performance, and therefore, are combined into one segment. Please explain to us how your operating segments met each of the aggregation criteria outlined in paragraph 17 of SAFAS 131. Also, reconcile your conclusions with the disclosure on page 13 that the business units have different business models and the apparent differences in gross profit discussed on page 14.

Response: The Company’s product and service offerings are monitored to better service the industry and to determine if the business environment has changed. In future filings, we will adjust our terminology to more accurately reflect the activities of the Company.

Using the aggregation criteria in Paragraph 17:

a.	The nature of the products and services

A bank branch requires renovation. As part of fulfilling the customer’s needs, a “new look” is developed which incorporates various product offerings, including merchandising fixtures, interior design, furniture and a new graphics campaign. Internally, similar resources are used to develop and deliver the contracted for products and services. The products and services are similar in that they are directed at a very particular type of customer with identifiable and distinct needs. Externally, the customer has one contact with the Company and only sees the results.

b.	The nature of the production process

The Company is not a manufacturer. The Company pulls various resources together to provide products and services to its customers. The “production process” is similar throughout the entire Company.

c.	The type or class of customer for their products and services.

The Company deals with one type of customer - financial institutions.

d.	The methods used to distribute their products or provide their services.

The Company provides all its products and services to all of its customers on a contract-driven basis specific to the individual customer.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

This is not applicable to the Company.

BrandPartners provides a wide range of product and service offerings to the financial services industry. This is the only market which the Company services. While the product and service offerings do have different profit goals, they are supported by a single set of resources within the Company. The chief decision maker determines how the set of resources will be allocated to those products and/or services. In servicing a single marketplace, the Company monitors the needs of that marketplace through the tracking of which product/service offerings are successful.

2.
We note your response to our prior comment five. Please tell us the debtors’ stock ownership in BrandPartners Group, Inc. before and after the forgiveness of debt. Also, tell us whether the debtors had any function with the Company subsequent to the forgiveness of debt.

The debtor’s stock ownership in BrandPartners Group prior to and after the forgiveness of debt was 756,250 shares each, or a total of 1,512,500 shares. This was less than 5% of the total stock outstanding. The debtors have had no function with the Company subsequent to the forgiveness of debt.

In connection with the foregoing responses, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or would like to further discuss any of the responses contained herein, please do not hesitate to contact the undersigned.

Sincerely,

BRANDPARTNERS GROUP, INC.

Suzanne Verrill
Chief Financial Officer

cc: Baratta & Goldstein